UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 4, 2008, and entitled “Orbotech Announces Second Quarter 2008 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at June 30, 2008.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six and Three Month Periods ended June 30, 2008.

*  *  *  *  *  *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2008 RESULTS

YAVNE, ISRAEL — August 4, 2008 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2008.

Revenues for the second quarter of 2008 totaled $105.1 million, compared to $100.5 million recorded in the first quarter of 2008 and $88.6 million in the second quarter a year ago. Net income for the second quarter of 2008 was $5.3 million, or $0.16 per share (diluted), compared to net income of $3.7 million, or $0.11 per share (diluted), in the first quarter of 2008, and a net loss of $3.4 million, or $0.10 per share (diluted), in the second quarter of 2007.

Revenues for the first six months of 2008 totaled $205.6 million, compared to $174.7 million recorded in the first half of 2007. Net income for the first six months of 2008 was $9.0 million, or $0.27 per share (diluted), compared to net income of $2.2 million, or $0.07 per share (diluted) in the first six months of 2007.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $34.5 million in the second quarter of 2008, compared to $36.5 million in the first quarter of 2008, and $44.4 million in the second quarter of 2007. Sales of flat panel display (“FPD”) inspection equipment were $29.8 million, compared to $20.4 million in the first quarter of 2008, and $11.2 million in the second quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $7.5 million, compared to $8.1 million in the first quarter this year, and $7.5 million in the second quarter of 2007. Sales of automatic check reading products were $2.7 million in the second quarter of 2008, compared to $2.0 million in the first quarter of 2008, and $2.8 million recorded in the second quarter of 2007. Sales of medical imaging equipment were $4.4 million in the second quarter of 2008, compared to $7.3 million in the first quarter of 2008 (the Company acquired this business in August 2007). In addition, service revenue for the second quarter of 2008 increased to $26.2 million from $25.5 million in the first quarter of 2008, and $22.5 million in the second quarter of 2007.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $196.0 million, compared to $202.3 million at the end of the first quarter of 2008. Non-operating disbursements totaled approximately $2.4 million, comprised mainly of capital expenditures. The Company’s marketable securities currently include approximately $27.6 million of auction rate securities (ARS) which are tied to student loans. While the Company believes that there is no credit risk attached to its ARS portfolio, due to a lack of liquidity which these securities have experienced during the last few months the Company recorded a temporary write-down of approximately $1.1 million against these ARS and reclassified them as long-term marketable securities.

The continued weakness in the United States dollar vis-à-vis the Sheqel adversely impacted net income during the second quarter of 2008 by approximately three cents per share compared with the first quarter of 2008. If the Sheqel-Dollar exchange rate remains at current levels, a similar adverse impact on net income would be expected to result in the third quarter of 2008.

The decrease in revenues from the Company’s bare PCB business reflects the continuing global economic uncertainty, which is impacting bare PCB customers’ capital investment plans. Nevertheless, the Company is maintaining and strengthening its leadership in this industry, through its broad portfolio of product offerings, including production, as well as yield-enhancing, solutions and ongoing investments in its worldwide customer support infrastructure.

By contrast, the growth in sales of FPD-AOI equipment, driven by the greater worldwide demand for panels, is a function of the increased capital investments by LCD manufacturers. During the quarter the Company announced an agreement to acquire Photon Dynamics, Inc., a leading provider of test and repair systems for the LCD flat panel display industry. Orbotech will pay $15.60 per share in cash for all of the issued and outstanding shares of Photon Dynamics’ common stock, making an aggregate consideration of approximately $290 million. This acquisition, the largest ever by Orbotech, is a key part of the Company’s strategy for growth in its flat panel display business and is expected to close during the second half of 2008.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “Our financial results for the quarter are in line with our expectations, particularly given the current uncertain economic environment. The FPD industry remains robust, and our acquisition of Photon Dynamics will not only strengthen our FPD product portfolio and increase our overall opportunities in this currently expanding industry, but will also open the door to significant enhancements in FPD yield management and process control. In light of the current economic conditions, we will continue to monitor our expenditures very closely, while at the same time tailoring our investments to support our planned growth, maintain our position of technological pre-eminence and provide superior equipment and service and support solutions for our customers.”

An earnings conference call for the Company’s second quarter 2008 results is scheduled for Monday, August 4, 2008, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-795-2680, and a replay will be available on telephone number 203-369-0639 until August 18, 2008. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s) and for flat panel displays (“FPD”s), and imaging solutions for PCB production. Orbotech also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., Orbotech develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2008

	June 30 2008	December 31 2007
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	128,299	120,913
Marketable securities	25,734	52,713
Accounts receivable:
Trade	149,351	151,173
Other	23,615	22,964
Deferred income taxes	4,664	4,317
Inventories	98,339	77,570

Total current assets	430,002	429,650

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	41,964	32,410
Other long-term Investments	279	780
Funds in respect of employee rights upon retirement	15,360	14,099
Non-current trade receivables	214	231
Deferred income taxes	702	843

	58,519	48,363

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	28,254	28,142

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	67,722	67,016

	584,497	573,171

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	35,768	34,405
Deferred income	14,998	15,445
Other	29,624	37,194

Total current liabilities	80,390	87,044

ACCRUED SEVERANCE PAY	30,906	28,610

DEFERRED TAX LIABILITY	17,468	16,565

Total liabilities	128,764	132,219

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,368	1,330

SHAREHOLDERS’ EQUITY:
Share capital	1,704	1,699
Additional paid-in capital	149,399	144,991
Retained earnings	355,441	346,447
Accumulated other comprehensive income	5,013	3,677

	511,557	496,814
Less treasury stock, at cost	(57,192)	(57,192)

Total shareholders’ equity	454,365	439,622

	584,497	573,171

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2008

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2008	2007	2008	2007	2007
	U.S. dollars in thousands (except per share data)
REVENUES	205,573	174,721	105,089	88,616	360,662

COST OF REVENUES:
COST	121,423	100,582	61,802	50,699	210,616
WRITE DOWN OF INVENTORY		4,821		4,821	4,821

GROSS PROFIT	84,150	69,318	43,287	33,096	145,225

RESEARCH AND DEVELOPMENT COSTS - net	38,752	31,980	19,598	16,405	67,923
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	36,551	32,710	18,683	16,315	66,989
AMORTIZATION OF OTHER INTANGIBLE ASSETS	2,107	490	968	345	4,728
RESTRUCTURING CHARGES					510
IMPAIRMENT OF GOODWILL AND INTELLECTUAL PROPERTY					4,739
GAIN ON SALE OF FIXED ASSET	611		611

OPERATING INCOME	7,351	4,138	4,649	31	336

FINANCIAL INCOME - net	2,925	4,991	1,351	2,300	9,110
WRITE-DOWN OF LONG-TERM INVESTMENTS		(5,000)		(5,000)	(5,000)

INCOME (LOSS) BEFORE TAXES ON INCOME	10,276	4,129	6,000	(2,669)	4,446

TAXES ON INCOME	1,244	1,446	673	483	2,280

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	9,032	2,683	5,327	(3,152)	2,166
MINORITY INTEREST IN LOSSES (PROFITS) OF CONSOLIDATED SUBSIDIARY	(38)	(136)	1	(94)	(416)
SHARE IN LOSSES OF AN ASSOCIATED COMPANY		(348)		(125)	(266)

NET INCOME (LOSS)	8,994	2,199	5,328	(3,371)	1,484

EARNINGS (LOSS) PER SHARE:
BASIC	$0.27	$0.07	0.16	$(0.10)	$0.04

DILUTED	$0.27	$0.07	0.16	$(0.10)	$0.04

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,304	33,077	33,333	32,949	33,091

DILUTED	33,304	33,203	33,333	32,949	33,190

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: August 5, 2008